January 30, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:       Margaret Schwartz

Laura Crotty

Tracie Mariner

Al Pavot

Re:         Nava Health MD, LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed December 5, 2022

File No. 333-268022

Dear Ms. Schwartz:

On behalf of Nava Health MD, LLC, a Delaware limited liability company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 9, 2022 (the “Comment Letter”), regarding the abovementioned Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-268022) filed by the Company on December 5, 2022 (the “Amendment”). In response to the comments set forth in the Comment Letter, the Company has updated the Amendment and is concurrently submitting the updated Amendment with this response letter. The updated Amendment also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are restated below in bold text, with each comment followed by the Company’s response. We have included page numbers to refer to the location in the Amendment, filed on the date hereof, where the revised language addressing a particular comment appears. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Amendment.

Amendment No. 1 to Registration Statement on Form S-1, Filed December 5, 2022

Cover Page

1.	Please clearly disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comments, the Company has revised the cover page of the Amendment to state “Completion of this offering is contingent on the approval of our listing application for trading of our Common Stock on Nasdaq. No assurance can be given that our application will be approved and that our Common Stock will ever be listed on Nasdaq. If our listing application is not approved by Nasdaq, we will not consummate and will terminate this offering.”

Nava Health MD, LLC

January 30, 2023

Exhibits

2.	Please obtain an updated consent from your auditors, and include it with an amendment to your filing.

Response: The Company acknowledges the Staff’s comment and advises the Staff that an updated consent from the Company’s auditors is filed as Exhibit 23.1 to the Amendment.

Exhibits

3.	We note that you intend to amend and restate your Articles of Incorporation and Bylaws prior to the completion of this offering. Please file your amended and restated Articles of Incorporation and Bylaws as exhibits.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 34, 38, 91, 92 and 95 of the Amendment to remove references to the amended and restated Articles of Incorporation and Bylaws.

If you have any questions or require additional information, please contact the Company’s counsel, Rachel M. Jones at (410) 528-4652 or at rmjones@venable.com or Eric R. Smith at (410) 528-2355 or at ersmith@venable.com, of Venable LLP.

Sincerely,

By:	/s/ Eric Smith

cc:	Bernaldo Dancel, Nava Health MD, LLC Chien-Chien Jacques, Nava Health MD, LLC
Rachel Jones, Esq., Venable LLP